PATRICK W. MACKEN	TROUTMAN SANDERS LLP
404.885.3136 telephone	Attorneys at Law
404.962.6742 facsimile	Bank of America Plaza
patrick.macken@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
404.885.3000 telephone
troutmansanders.com

May 17, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed on November 5, 2010

File No.: 001-12822

Dear Ms. Long:

On behalf of our client, Beazer Homes USA, Inc. (the “Company”), we hereby acknowledge receipt of the follow-up comment letter dated May 6, 2011 (the “Comment Letter”) provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, with respect to the above-referenced Form 10-K.

The Company is currently working to respond to the Comment Letter. However, as a result of previously scheduled travel commitments by members of the management team involved in addressing the comments contained in the Comment Letter, the Company respectfully requests an extension of time to respond. The Company currently plans to respond to the Comment Letter no later than May 27, 2011.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (404) 885-3136.

Sincerely,

/s/ Patrick W. Macken

Patrick W. Macken

cc:	Kenneth F. Khoury, Beazer Homes USA, Inc., Executive Vice President and General Counsel Robert L. Salomon, Beazer Homes USA, Inc., Senior Vice President, Chief Accounting Officer and Controller

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